UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. This 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 as filed with the SEC on May 1, 2026 and subsequently amended on May 4, 2026, June 1, 2026 and July 1, 2026.

The Company is providing an update on the progress of its application for a dual listing on the Australian Securities Exchange (ASX). Further to the Company’s timely filing of its 20-F on March 9, 2026 and the subsequent lodgement of its In Principle Advice Application with ASX by its advisor DLA Piper, the Company has now received initial feedback from ASX on its application.

Receipt of this initial feedback marks the next key milestone in the dual listing process and reflects ASX’s active engagement with the Company’s application. The Company, together with DLA Piper, is currently preparing its response to the feedback received and remains in ongoing dialogue with ASX.

The Company remains on track with the dual listing process and estimates completing the process and listing on ASX in the fourth quarter of 2026, subject to ASX review and approval. The Company will provide further updates as it progresses through the remaining stages of the process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 29, 2026
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)